Allscripts Healthcare Solutions, Inc.

222 Merchandise Mart Plaza, Suite 2024

Chicago, IL 60654

October 9, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:Craig Wilson

Brittany Ebbertt

Re:Allscripts Healthcare Solutions, Inc.

Form 10-K for the fiscal year ended December 31, 2017

Filed February 26, 2018

Form 10-Q for the quarterly period ended June 30, 2018

Filed August 6, 2018

File No. 001-35547

Ladies and Gentlemen:

Allscripts Healthcare Solutions, Inc. (the “Company”) provides the following response to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated September 26, 2018, relating to the above-referenced filings.

In response to the Comment Letter, and to facilitate review, we have repeated the text of the Staff’s comments below and followed each comment with the Company’s response.

Form 10-Q for the quarterly period ended June 30, 2018

Notes to Consolidated Financial Statements (Unaudited)

Note 2. Revenue from Contracts with Customers

Performance Obligations, page 12

1.

Please tell us the methods, inputs, and assumptions used to determine the transaction price and allocation of the transaction price for each of your performance obligations. Clarify how your existing disclosures comply with ASC 606-10-50-20.

In response to the Staff’s comment, the Company plans to revise its disclosure in future filings to clarify the methodology used in the determination of the contract transaction price and the amounts allocated to performance obligations. The Company will include a new subsection within Footnote 2. Revenue from Contracts with Customers, as follows:

Transaction price and allocation

Our contracts with customers often include multiple distinct performance obligations such as: software licenses, software support and maintenance, hardware, client services, private cloud hosting and Software-as-a-Service. We adjust the transaction price for (i) the effect of the time value of money when a contract has a significant financing component and/or (ii) customer discounts and incentives deemed to be variable consideration on a contract-by-contract basis. We then allocate the contract transaction price to the distinct performance obligations in the contract. Such allocation is based on the stand-alone selling price (“SSP”) of each distinct performance obligation. The transaction price allocated to each distinct performance obligation is adjusted for discounts offered to customers that are outside of the Company’s established sufficiently narrow ranges for distinct performance obligations’ SSPs on a relative SSP basis.

For each distinct performance obligation, we use observable stand-alone pricing to determine the SSP. Such observable SSPs are based upon our listed sales prices and consider discounts offered to customers. In instances where SSP is not directly observable because we do not sell the product or service separately, we determine the SSP through the residual approach or cost-plus margin models using information that includes market conditions and other observable inputs. Such instances primarily relate to sales of new products and service offerings and our acute suite of software licenses.

Our products and services are generally not sold with a right of return, except for certain hardware sales, which are not material to our consolidated revenue. We may provide credits or incentives on a contract-by-contract basis which are accounted for either as a material right or as variable consideration, respectively, when allocating the transaction price. Such credits and incentives have historically not been significant.

Some of our contracts contain a significant financing component resulting in a time value of money adjustment when the distinct performance obligation, such as software licenses, is delivered at a point in time, but the customer payments are over an extended future period. The time value of money adjustment is excluded from the transaction price at contract inception and is recognized over the respective future payment term as interest income. The discount rate used is determined at the time of contract inception and is based on investment grade bond rates with duration equal to the expected payment term.

Revenue Recognition, page 14

2.

Please tell us which performance obligations fall into each revenue type of software delivery, support and maintenance and client services by recurring and non-recurring. Further, please tell us, and revise as appropriate, what consideration you gave to separately presenting revenue and cost of revenue by tangible product and services on the face of your income statement. Refer to guidance in Rule 5-.03(b)(1) and (2) of Regulation S-X.

In response to the Staff’s comment, the Company plans to revise its disclosure in future filings to clarify which performance obligations fall into each revenue type, specifically, Software delivery, support and maintenance and Client services, which will be further categorized into recurring and non-recurring. The disclosure below reflects the addition of two columns titled “Revenue Type” and “Recurring or Non-Recurring” to the performance obligation table within Footnote 2. Revenue from Contracts with Customers.

Revenue
Performance Obligations	Revenue Type	Recurring or Non-recurring	Recognition Pattern	Measure of Progress
Support and maintenance ("SMA")	Software delivery, support and maintenance	Recurring	Over time	Output method (time elapsed) – revenue is recognized ratably over the contract term
Software as a service ("SaaS")	Software delivery, support and maintenance	Recurring	Over time	Output method (time elapsed) – revenue is recognized ratably over the contract term
Private cloud hosting	Client services	Recurring	Over time	Output method (time elapsed) – revenue is recognized ratably over the contract term
Client/Education services	Client services	Non-recurring	Over time	Input method (cost to cost) – revenue is recognized proportionally over the service implementation based on hours
Outsourcing services	Client services	Recurring	Over time	Input method (cost to cost) – revenue is recognized proportionally over the outsourcing period
Payerpath (transaction volume)	Software delivery, support and maintenance	Recurring	Over time	Output method ("right-to-invoice" practical expedient) – value transferred to the customer is reflected on invoicing.
Software licenses	Software delivery, support and maintenance	Non-recurring	Point in time	Upon shipment or electronically delivered, as applicable
Hardware	Software delivery, support and maintenance	Non-recurring	Point in time	Upon shipment

In response to the Staff’s comment, revenue generated from tangible products solely relates to hardware sales. Historically, such revenue has not been material to the overall sales of the Company and has not met the criteria for further disaggregation under Rule 5-.03(b)(1) and (2) of Regulation S-X as hardware sales have historically represented less than 10% of combined sales. Therefore, the Company has not separately presented hardware revenue and cost of revenue in its consolidated statements of operations.

If you have any questions regarding the Company’s responses, you may contact me at (800) 334-8534.

Very truly yours,

/s/ Dennis M. Olis

Chief Financial Officer, Allscripts Healthcare Solutions, Inc.

cc:	Richard J. Poulton, President, Allscripts Healthcare Solutions, Inc.

Brian P. Farley, Executive Vice President and General Counsel, Allscripts Healthcare Solutions, Inc.

Edward J. Dillon, Senior Vice President, Corporate Controller, Allscripts Healthcare Solutions, Inc.